UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13 G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                               Tellabs, Inc.
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                              (Name of Issuer)

                               Common Stock
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                      (Title of Class of Securities)

                                 879664100
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                               (CUSIP Number)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                        CUSIP NO.  879664100    13G


1  NAME OF REPORTING PERSONS          Michael J. Birck

   S.S. or I.R.S. IDENTIFICATION      ###-##-####
   NOS. OF ABOVE PERSONS

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	(	)     (b)	(	)

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
     5  SOLE VOTING POWER          13,277,485
     6  SHARED VOTING POWER        25,968,000
     7  SOLE DISPOSITIVE POWER     13,276,684
     8  SHARED DISPOSITIVE POWER   25,968,801

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                  38,077,485

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10  CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*      (x)

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11 PERCENT OF CLASS REPRESENTED BY
   AMOUNT IN ROW 9                           9.41%

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12 TYPE OF REPORTING PERSON*                 IN
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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
                          CUSIP NO. 879664100     13G

1  NAME OF REPORTING PERSONS                  Katherine R. Birck

   S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS                           ###-##-####

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	(	)     (b)	(	)

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION        United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
     5  SOLE VOTING POWER           1,168,000
     6  SHARED VOTING POWER        38,077,485
     7  SOLE DISPOSITIVE POWER      1,168,000
     8  SHARED DISPOSITIVE POWER   38,077,485

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                    1,168,000

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10  CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*        (x)

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW 9                                   .29%

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12  TYPE OF REPORTING PERSON*                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
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

                      CUSIP NO. 879664100     13G

1  NAME OF REPORTING PERSONS                   Oak Street Investments, L.P.,
                                               a Delaware limited partnership

   S.S. OR I.R.S. IDENTIFICATION
   NOS. OF ABOVE PERSONS

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	(	)	(b)	(	)

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION         A Delaware limited partnership

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NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
     5  SOLE VOTING POWER                   0
     6  SHARED VOTING POWER        24,800,000
     7  SOLE DISPOSITIVE POWER              0
     8  SHARED DISPOSITIVE POWER   24,800,000

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9  AGGREGATE AMOUNT BENEFICIALLY
   OWNED BY EACH REPORTING PERSON              24,800,000

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10  CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*        (    )

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11 PERCENT OF CLASS REPRESENTED
   BY AMOUNT IN ROW 9                          6.13%

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12 TYPE OF REPORTING PERSON*                   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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

Item 1(a)  Name of Issuer:                    Tellabs, Inc.

Item 1(b)  Address of Issuer's                4951 Indiana Avenue
           Principal Executive Offices:       Lisle, Illinois  60532

Item 2(a)-(c)  Name, Principal Business Address and Citizenship of
               Persons Filing:

     This statement is being filed by Michael J. Birck. Mr. Birck's principal place of business is 4951 Indiana Avenue, Lisle, IL 60532. Mr. Birck is a United States citizen. Katherine R. Birck is the spouse of Michael J. Birck. Mrs. Birck's residence is 744 South Oak Street, Hinsdale, Illinois 60521. Mrs. Birck is a United States citizen. Oak Street Investments, L.P. is an Illinois limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

     With respect to Mr. Birck, this statement relates only to Mr. Birck's indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs Retirement Plan, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 1,168,000 shares owned by his spouse, Katherine R. Birck.

     With respect to Mrs. Birck this statement relates only to 1,168,000 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs Retirement Plan and Oak Street Investments, L.P.

Item 2(d)  Title of Class of Securities        Common Stock

Item 2(e)  CUSIP Number:                       879664100

Item 3.		                             Not applicable.

Item 4. 		                             Ownership.

A. Michael J. Birck
-----------------

(a) Amount Beneficially Owned: 38,077,485 Shares (excludes 1,168,000 shares of which the reporting person disclaims beneficial ownership) (1)

(b) Percent of Class:  9.41%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:  13,277,485
   (includes 801 shares held by the Tellabs Retirement Plan on behalf of Mr. Birck and excludes 24,800,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)(1)

(ii) shared power to vote or to direct the vote: 25,968,000 (1)
     includes 24,800,000 held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

(iii) sole power to dispose or to direct the disposition of : 13,276,684 (excludes 801 shares held by the Tellabs Retirement Plan, 24,800,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

(iv) shared power to dispose or to direct the disposition of:
     25,968,801 (1) includes 801 shares held by the Tellabs Retirement Plan, 24,800,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

B. Katherine R. Birck
---------------------

(a) Amount Beneficially Owned: 1,168,000 Shares (excludes 38,077,485 shares of which the reporting person disclaims beneficial ownership)(1)

(b) Percent of Class:  .29%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,168,000 (excludes 24,800,000 shares held by Oak Street Investments, L.P. and 13,277,485 shares held by or on behalf of Mr. Birck)

(ii) shared power to vote or to direct the vote: 38,077,485 (1) includes 24,800,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by or on behalf of Mr. Birck)

(iii) sole power to dispose or to direct the disposition of: 1,168,000 (excludes 24,800,000 shares held by Oak Street Investments, L.P. and
      13,277,485 shares held by or on behalf of Mr. Birck)

(iv) shared power to dispose or to direct the disposition of:
     38,077,485 (1) (includes 24,800,000 shares held by Oak Street Investments, L.P. and 13,277,485 shares held by or on behalf of Mr. Birck)

C. Oak Street Investments, L.P.
----------------------------

(a) Amount Beneficially Owned:  24,800,000

(b) Percent of Class:  6.13%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:  0

(ii) shared power to vote or to direct the vote:  24,800,000

(iii) sole power to dispose or to direct the disposition of:  0

(iv) shared power to dispose or to direct the disposition of:  24,800,000

(1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10.  Certification.

         Not Applicable.

                                           SIGNATURE
                                           -----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000


                                    Michael J. Birck
                                    /s Michael J. Birck
                                    ----------------------------

                                    Katherine R. Birck
                                    /s Katherine R. Birck
                                    ----------------------------

                                    Oak Street Investments, L.P.
                                       /s Michael J. Birck
                                    By:-------------------------

                             Exhibit Index
                             --------------


Exhibit                                         Found on
--------                                        Sequentially
                                                Numbered Page
                                                ----------------

Exhibit A:  Agreement of Joint filing           11

                              Exhibit A
                              ----------
                        Agreement of Joint Filing
                        -------------------------

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2000, containing the information required by Schedule 13G, for the 13,277,485 Shares of the Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 1,168,000 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 24,800,000 shares of the Common Stock of Tellabs, Inc. held by Oak Street Investments, L.P.

Dated:  February 14, 2000


                              MICHAEL J. BIRCK
                              /s Michael J. Birck
                              -------------------------------

                              KATHERINE R. BIRCK
                              /s Katherine R. Birck
                              -------------------------------

                              OAK STREET INVESTMENTS, L.P.
                                 /s Michael J. Birck
                              By:----------------------------